UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Occurrence of Causes for Subsidiary’s Dissolution

Subsidiary company	POSCO Energy Co., Ltd.	‘s material business matters to report

1. Cause for dissolution		Merger between subsidiaries

2. Details of dissolution		POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3. Occurrence (decision) date of dissolution cause		2022-08-12 August 12,2022

• Attendance of outside directors	Present (No.)	—
	Absent (No.)	—

• Attendance of auditors (members of Audit Committee)		Present

4. Other matters to be factored into investment decisions

This disclosure is about POSCO HOLDING’s subsidiary POSCO Energy’s decision on merger and expected merger schedules is as below:

•  Date of board resolution (decision date) and date of conclusion of merger contract : August 12, 2022

•  Scheduled date of shareholders’meeting : November 4, 2022

•  Record date of merger : January 1, 2023

•  Scheduled date of merger registration : January 2, 2023

※ Merger schedule may be subject to change depending on the process of approval of licenses/permits and consultation/approval with relevant authorities under applicable laws and regulations. For more details, please refer to POSCO International and POSCO Energy’s disclosure ‘Decision on Merger’ made on August 12, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 12, 2022	By	/s/ Han, Young-Ah
(Signature)
	Name:	Han, Young-Ah
	Title:	Senior Vice President